ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

February 11, 2015	Renee E. Laws T +1 617 235 4975 F +1 617 235 9905 renee.laws@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: AMG Funds I (Registration Nos. 033-44909 and 811-06520)

Ladies and Gentlemen:

On behalf of AMG Funds I (the “Trust”), we are today filing, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Act”), by electronic submission via EDGAR, Post-Effective Amendment No. 71 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A under the Act (the “Registration Statement”). The Trust is filing an acceleration request separately, and, as we mentioned to you, the Trust seeks to have the Registration Statement declared effective at 10:00 a.m. Washington, D.C. time on February 12, 2015.

The Amendment relates solely to AMG Managers Total Return Bond Fund, a series of the Trust. The Amendment does not supersede or amend any disclosure in the Trust’s Registration Statement relating to any other series of the Trust.

No fees are required in connection with this filing. Please direct any questions you may have with respect to this filing to me at (617) 235-4975.

Very truly yours,
/s/ Renee E. Laws
Renee E. Laws